Exhibit 99.1

Jianpu Technology Inc. Reports Second Quarter 2023 Unaudited Financial Results

Beijing, August 21, 2023 -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Operational and Financial Highlights:

•	Total revenues from recommendation services for the second quarter of 2023 decreased by 8.9% to RMB186.5 million (US$25.7 million) from RMB204.7 million in the same period of 2022. The decrease was mainly attributable to the decrease in revenues from recommendation services for credit cards, partially offset by the increase in revenues from recommendation services for loans. Credit card volume decreased by 25.0% to approximately 0.9 million in the second quarter of 2023 from 1.2 million in the same period of 2022. The number of loan applications for recommendation services increased by 27.9% to approximately 5.5 million in the second quarter of 2023 compared with that in the same period of 2022.

•	Revenues from big data and system-based risk management services increased by 23.2% to RMB28.1 million (US$3.9 million) in the second quarter of 2023 from RMB22.8 million in the same period of 2022. The increase was mainly attributable to the increase in average spending per customer.

•	Revenues from marketing and other services[1] increased by 88.6% to RMB70.9 million (US$9.8 million) in the second quarter of 2023 from RMB37.6 million in the same period of 2022. The increase was mainly attributable to the growth of insurance brokerage services and other new businesses.

•	Loss from operations was RMB10.6 million (US$1.5 million) in the second quarter of 2023, compared with RMB35.9 million in the same period of 2022. Operating loss margin was 3.7% in the second quarter of 2023, compared with 13.5% in the same period of 2022. The improvement of loss from operations was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from efficiency improvement and cost optimization.

•	Net loss was RMB0.9 million (US$0.1 million) in the second quarter of 2023, compared with RMB35.9 million in the same period of 2022. Net loss margin was 0.3% in the second quarter of 2023, compared with 13.5% in the same period of 2022.

•	Non-GAAP adjusted net loss[2] was RMB7.3 million (US$1.0 million) in the second quarter of 2023, compared with RMB32.2 million in the same period of 2022. Non-GAAP adjusted net loss margin[2] was 2.6% in the second quarter of 2023, compared with 12.1% in the same period of 2022.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

First Half Year 2023 Operational and Financial Highlights:

•	Total revenues from recommendation services for the first half year of 2023 increased by 7.6% to RMB375.2 million (US$51.7 million) from RMB348.8 million in the same period of 2022. The increase was mainly attributable to the increase in revenues from recommendation services for loans, partially offset by the decrease in revenues from recommendation services for credit cards. The number of loan applications for recommendation services increased by 18.3% to approximately 9.7 million in the first half year of 2023 compared with that in the same period of 2022. The credit card volume decreased by 4.8% to approximately 2.0 million in the first half year of 2023 compared with that in the same period of 2022.

•	Revenues from big data and system-based risk management services increased by 17.9% to RMB50.7 million (US$7.0 million) in the first half year of 2023 from RMB43.0 million in the same period of 2022. The increase was mainly attributable to the increase in average spending per customer.

•	Revenues from marketing and other services[1] increased by 84.4% to RMB149.0 million (US$20.5 million) in the first half year of 2023 from RMB80.8 million in the same period of 2022. The increase was mainly attributable to the growth of insurance brokerage services and other new businesses.

•	Loss from operations was RMB34.2 million (US$4.7 million) in the first half year of 2023, compared with RMB90.5 million in the same period of 2022. Operating loss margin was 5.9% in the first half year of 2023, compared with 19.1% in the same period of 2022. The improvement of loss from operations was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from efficiency improvement and cost optimization.

•	Net loss was RMB21.7 million (US$3.0 million) in the first half year of 2023, compared with RMB89.0 million in the same period of 2022. Net loss margin was 3.8% in the first half year of 2023, compared with 18.8% in the same period of 2022.

•	Non-GAAP adjusted net loss[2] was RMB26.7 million (US$3.7 million) in the first half year of 2023, compared with RMB82.9 million in the same period of 2022. Non-GAAP adjusted net loss margin[2] was 4.6% in the first half year of 2023, compared with 17.5% in the same period of 2022.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “Through our capital-light platform model and diversified strategy, we registered a solid year-over-year revenue growth of 7.7% while making substantial progress approaching breakeven with a net loss margin of 0.3% in the second quarter of 2023. Despite macro headwinds, our commitment to the digital transformation of financial service providers and ecosystem partners has yielded fruitful results with impressive revenue growth of our loan recommendation services and big data and system-based services.”

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

“Moreover, our relentless focus on enhancing operational efficiency and optimizing cost structures brought us a remarkable ROI3 improvement. Through seamless integration of AI technologies into our operations, we achieved heightened productivity and substantial cost savings,” concluded Mr. Ye.

“Our solid results in the second quarter of 2023 highlight our continued strategic focus on achieving a diversified revenue structure, improving operational efficiency and executing cost optimization initiatives. In the second quarter of 2023, our revenue growth was mainly attributable to the increase in the loan recommendation, the big data and system-based risk management and marketing and other services1, leading to a more balanced revenue structure. Driven by our improved productivity and continued cost optimization, we trimmed our Non-GAAP adjusted net loss2 substantially by 77.3% year-over-year to RMB7.3 million (US$1.0 million) in the second quarter of 2023,” said Oscar Chen, Chief Financial Officer of Jianpu.

Second Quarter 2023 Financial Results

Total revenues for the second quarter of 2023 increased by 7.7% to RMB285.5 million (US$39.4 million) from RMB265.1 million in the same period of 2022. The increase was mainly attributable to the increase in revenues from big data and system-based risk management services and revenues from marketing and other services1, partially offset by the decrease in the total revenues from recommendation services.

Total revenues from recommendation services decreased by 8.9% to RMB186.5 million (US$25.7 million) in the second quarter of 2023 from RMB204.7 million in the same period of 2022.

Revenues from recommendation services for credit cards decreased by 25.7% to RMB102.7 million (US$14.2 million) in the second quarter of 2023 from RMB138.2 million in the same period of 2022. As certain credit card issuers lowered their marketing budget in the second quarter of 2023, credit card volume decreased by 25.0% to approximately 0.9 million in the second quarter of 2023 from 1.2 million in the same period of 2022. The average fee per credit card was RMB113.5 (US$15.7) and RMB113.4 in the second quarter of 2023 and 2022, respectively.

Revenues from recommendation services for loans increased by 26.0% to RMB83.8 million (US$11.6 million) in the second quarter of 2023 from RMB66.5 million in the same period of 2022, primarily due to an increase in the number of loan applications on the Company’s platform. The number of loan applications was approximately 5.5 million in the second quarter of 2023, representing a 27.9% increase from that in the same period of 2022. The average fee per loan application was RMB15.2 (US$2.1) and RMB15.4 in the second quarters of 2023 and 2022, respectively.

3 ROI represents revenue of recommendation services, marketing and other services divided by cost of promotion and acquisition.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

Revenues from big data and system-based risk management services increased by 23.2% to RMB28.1 million (US$3.9 million) in the second quarter of 2023 from RMB22.8 million in the same period of 2022, primarily due to the increase in average spending per customer.

Revenues from marketing and other services1 increased by 88.6% to RMB70.9 million (US$9.8 million) in the second quarter of 2023 from RMB37.6 million in the same period of 2022, primarily due to the growth of the Company’s insurance brokerage services and other new businesses.

Cost of promotion and acquisition was RMB190.4 million (US$26.3 million) in the second quarter of 2023, compared with RMB191.8 million in the same period of 2022. The change was primarily due to the decrease in revenues from recommendation services for credit cards, partially offset by the growth of the revenues from marketing and other services.

Cost of operation decreased by 2.0% to RMB20.0 million (US$2.8 million) in the second quarter of 2023 from RMB20.4 million in the same period of 2022. The decrease was primarily attributable to the decrease in software development and maintenance costs, partially offset by the increase in data acquisition costs related to the big data and system-based risk management services.

Sales and marketing expenses decreased by 0.9% to RMB32.9 million (US$4.5 million) in the second quarter of 2023 from RMB33.2 million in the same period of 2022. The decrease was primarily due to the decrease in rental expenses and payroll expenses, partially offset by an increase in client service-related expenses.

Research and development expenses decreased by 16.7% to RMB24.4 million (US$3.4 million) in the second quarter of 2023 from RMB29.3 million in the same period of 2022, primarily due to the decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

General and administrative expenses increased by 8.0% to RMB28.4 million (US$3.9 million) in the second quarter of 2023 from RMB26.3 million in the same period of 2022, primarily due to an increase in allowance for credit losses.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Loss from operations was RMB10.6 million (US$1.5 million) in the second quarter of 2023, compared with RMB35.9 million in the same period of 2022. Operating loss margin was 3.7% in the second quarter of 2023, compared with 13.5% in the same period of 2022. The decrease in operating loss was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from efficiency improvement and cost optimization.

Others, net increased by 478.6% to RMB8.1 million (US$1.1 million) in the second quarter of 2023 from RMB1.4 million in the same period of 2022. The Company recognized an investment gain of RMB7.1 million resulting from the deconsolidation of one of its subsidiaries4 in the second quarter of 2023; while the Company recognized an impairment loss of RMB7.8 million on equity investments and an investment gain of RMB6.1 million resulting from the deconsolidation of another subsidiary4 in the same period of 2022.

Net loss was RMB0.9 million (US$0.1 million) in the second quarter of 2023 compared with RMB35.9 million in the same period of 2022. Net loss margin was 0.3% in the second quarter of 2023, compared with 13.5% in the same period of 2022.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries, was RMB7.3 million (US$1.0 million) in the second quarter of 2023, compared with RMB32.2 million in the same period of 2022. Non-GAAP adjusted net loss margin2 was 2.6% in the second quarter of 2023 compared with 12.1% in the same period of 2022.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, investment impairment loss, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the second quarter of 2023 was a loss of RMB7.8 million (US$1.1 million), compared with a loss of RMB29.4 million in the same period of 2022.

4 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”), which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly.

In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash and time deposits of RMB668.5 million (US$92.2 million), and working capital of approximately RMB357.6 million (US$49.3 million). Compared to those as of December 31, 2022, cash and cash equivalents and restricted cash and time deposits decreased by RMB15.7 million, which was primarily attributable to net cash used in the operating activities.

First Half Year 2023 Financial Results

Total revenues for the first half year of 2023 increased by 21.6% to RMB574.9 million (US$79.3 million) from RMB472.6 million in the same period of 2022. The increase was mainly attributable to the increase in revenues from marketing and other services1.

Total revenues from recommendation services increased by 7.6% to RMB375.2 million (US$51.7 million) in the first half year of 2023 from RMB348.8 million in the same period of 2022.

Revenues from recommendation services for credit cards slightly decreased by 2.6% to RMB229.7 million (US$31.7 million) in the first half year of 2023 from RMB235.8 million in the same period of 2022. As certain credit card issuers lowered their marketing budget in the second quarter of 2023, credit card volume in the first half year of 2023 decreased by 4.8% to approximately 2.0 million from 2.1 million in the same period of 2022. The average fee per credit card were RMB113.9 (US$15.7) and RMB111.3 in the first half years of 2023 and 2022, respectively.

Revenues from recommendation services for loans increased by 28.6% to RMB145.5 million (US$20.1 million) in the first half year of 2023 from RMB113.1 million in the same period of 2022, primarily due to the increases in both the number of loan applications on our platform and the average fee per loan application. The number of loan applications was approximately 9.7 million in the first half year of 2023, representing an 18.3% increase from that in the same period of 2022. The average fee per loan application increased to RMB15.0 (US$2.1) in the first half year of 2023 from RMB13.6 in the same period of 2022.

Revenues from big data and system-based risk management services increased by 17.9% to RMB50.7 million (US$7.0 million) in the first half year of 2023 from RMB43.0 million in the same period of 2022, primarily due to the increase in average spending per customer.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Revenues from marketing and other services1 increased by 84.4% to RMB149.0 million (US$20.5 million) in the first half year of 2023 from RMB80.8 million in the same period of 2022, primarily due to the growth of the Company’s insurance brokerage services and other new businesses.

Cost of promotion and acquisition increased by 17.6% to RMB401.5 million (US$55.4 million) in the first half year of 2023 from RMB341.3 million in the same period of 2022, primarily due to the growth of the Company’s revenues from marketing and other services.

Cost of operation was RMB38.4 million (US$5.3 million) in the first half year of 2023, which was relatively stable compared with RMB38.9 million in the same period of 2022.

Sales and marketing expenses decreased by 3.4% to RMB64.7 million (US$8.9 million) in the first half year of 2023 from RMB67.0 million in the same period of 2022. The decrease was primarily due to the decreases in payroll expenses, rental expenses and marketing and advertising expenses, partially offset by an increase in client service-related expenses.

Research and development expenses decreased by 15.9% to RMB49.7 million (US$6.9 million) in the first half year of 2023 from RMB59.1 million in the same period of 2022, primarily due to the decreases in payroll expenses and rental expenses resulting from our continued efforts in cost optimization.

General and administrative expenses decreased by 3.3% to RMB54.9 million (US$7.6 million) in the first half year of 2023 from RMB56.8 million in the same period of 2022, primarily due to the decreases in allowance for credit losses, payroll expenses and rental expenses, partially offset by an increase in professional fee.

Loss from operations was RMB34.2 million (US$4.7 million) in the first half year of 2023, compared with RMB90.5 million in the same period of 2022. Operating loss margin was 5.9% in the first half year of 2023, compared with 19.1% in the same period of 2022. The decrease in operating loss was mainly attributable to the increase in revenues and the decrease in operating expenses resulting from efficiency improvement and cost optimization.

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

Others, net increased by 145.2% to RMB10.3 million (US$1.4 million) in the first half year of 2023 from RMB4.2 million in the same period of 2022. The Company recognized an investment gain of RMB7.1 million resulting from the deconsolidation of one of its subsidiaries4 in the first half year of 2023; while the Company recognized an impairment loss of RMB7.8 million on equity investments and an investment gain of RMB6.1 million resulting from the deconsolidation of another subsidiary4 in the first half year of 2022.

Net loss was RMB21.7 million (US$3.0 million) in the first half year of 2023 compared with RMB89.0 million in the same period of 2022. Net loss margin was 3.8% in the first half year of 2023 compared with 18.8% in the same period of 2022.

Non-GAAP adjusted net loss2, which excluded share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries, was RMB26.7 million (US$3.7 million) in the first half year of 2023, compared with RMB82.9 million in the same period of 2022. Non-GAAP adjusted net loss margin2 was 4.6% in the first half year of 2023 compared with 17.5% in the same period of 2022.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, investment impairment loss, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the first half year of 2023 was a loss of RMB26.7 million (US$3.7 million), compared with a loss of RMB77.5 million in the same period of 2022.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 21, 2023 (8:00 PM Beijing/Hong Kong Time on August 21, 2023).

4 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”), which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly.

In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 28, 2023, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	4076828

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR) Liting Lu, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen

Suri Cheng, E-mail: suri.cheng@christensencomms.com

Tel: +86 185 0060 8364

Crystal Lai, E-mail: crystal.lai@christensencomms.com

Tel: +852 2232 3907

In US:

Christensen

Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands)	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	346,539	316,601	43,661
Restricted time deposits	297,634	308,796	42,585
Accounts receivable, net	189,665	206,378	28,461
Amount due from related parties	153	158	22
Prepayments and other current assets	46,537	42,574	5,871
Total current assets	880,528	874,507	120,600
Non-current assets:
Property and equipment, net	12,578	13,126	1,810
Intangible assets, net	18,339	19,888	2,743
Restricted cash and time deposits	40,059	43,130	5,948
Other non-current assets	10,758	13,364	1,843
Total non-current assets	81,734	89,508	12,344
Total assets	962,262	964,015	132,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	253,481	253,209	34,919
Accounts payable (including amounts billed through related party of RMB5,652 and RMB3,122 as of December 31, 2022 and June 30, 2023, respectively)	96,729	125,388	17,292
Advances from customers	46,920	45,489	6,273
Tax payable	9,662	10,372	1,430
Amount due to related parties	13,534	10,208	1,408
Accrued expenses and other current liabilities	88,871	72,202	9,957
Total current liabilities	509,197	516,868	71,279
Non-current liabilities:
Deferred tax liabilities	3,644	3,496	482
Other non-current liabilities	13,096	12,542	1,731
Total non-current liabilities	16,740	16,038	2,213
Total liabilities	525,937	532,906	73,492
Shareholders’ equity:
Ordinary shares	286	286	39
Treasury stock, at cost	(77,499)	(74,671)	(10,298)
Additional paid-in capital	1,891,266	1,890,548	260,718
Accumulated losses	(1,424,153)	(1,445,349)	(199,323)
Statutory reserves	2,027	2,027	280
Accumulated other comprehensive income	37,941	57,985	7,997
Total Jianpu’s shareholders’ equity	429,868	430,826	59,413
Noncontrolling interests	6,457	283	39
Total shareholders’ equity	436,325	431,109	59,452
Total liabilities and shareholders’ equity	962,262	964,015	132,944

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands except for number of shares and per share data)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	66,520	83,849	11,563	113,072	145,479	20,062
Credit cards	138,188	102,687	14,161	235,775	229,693	31,676
Total recommendation services	204,708	186,536	25,724	348,847	375,172	51,738
Big data and system-based risk management services [b]	22,788	28,093	3,874	43,017	50,740	6,997
Marketing and other services [b]1	37,568	70,904	9,778	80,758	149,009	20,549
Total revenues	265,064	285,533	39,376	472,622	574,921	79,284
Costs and expenses:
Cost of promotion and acquisition [c]	(191,767)	(190,445)	(26,264)	(341,288)	(401,498)	(55,369)
Cost of operation [d]	(20,432)	(19,962)	(2,753)	(38,908)	(38,353)	(5,289)
Total cost of services	(212,199)	(210,407)	(29,017)	(380,196)	(439,851)	(60,658)
Sales and marketing expenses	(33,160)	(32,936)	(4,542)	(67,022)	(64,690)	(8,921)
Research and development expenses [e]	(29,303)	(24,368)	(3,361)	(59,068)	(49,700)	(6,854)
General and administrative expenses	(26,283)	(28,442)	(3,922)	(56,831)	(54,879)	(7,568)
Loss from operations	(35,881)	(10,620)	(1,466)	(90,495)	(34,199)	(4,717)
Net interest expenses	(1,583)	1,531	211	(2,904)	2,034	281
Others, net	1,398	8,067	1,112	4,171	10,295	1,420
Loss before income tax	(36,066)	(1,022)	(143)	(89,228)	(21,870)	(3,016)
Income tax benefits	124	81	11	249	162	22
Net loss	(35,942)	(941)	(132)	(88,979)	(21,708)	(2,994)
Less: net income/(loss) attributable to noncontrolling interests	(1,087)	152	21	(2,406)	(512)	(71)
Net loss attributable to Jianpu Technology Inc.	(34,855)	(1,093)	(153)	(86,573)	(21,196)	(2,923)
Accretion of mezzanine equity	(8,740)	-	-	(8,740)	-	-
Net loss attributable to Jianpu’s shareholders	(43,595)	(1,093)	(153)	(95,313)	(21,196)	(2,923)

Other comprehensive income
Foreign currency translation adjustments	32,181	27,177	3,748	29,386	20,018	2,761
Total other comprehensive income	32,181	27,177	3,748	29,386	20,018	2,761
Total comprehensive income/(loss)	(3,761)	26,236	3,616	(59,593)	(1,690)	(233)
Less: total comprehensive income/(loss) attributable to noncontrolling interests	(982)	154	21	(2,237)	(538)	(74)
Total comprehensive income/(loss) attributable to Jianpu Technology Inc.	(2,779)	26,082	3,595	(57,356)	(1,152)	(159)
Accretion of mezzanine equity	(8,740)	-	-	(8,740)	-	-
Total comprehensive income/(loss) attributable to Jianpu’s shareholders	(11,519)	26,082	3,595	(66,096)	(1,152)	(159)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.10)	-	-	(0.22)	(0.05)	(0.01)
Diluted	(0.10)	-	-	(0.22)	(0.05)	(0.01)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(2.06)	(0.05)	(0.01)	(4.50)	(1.00)	(0.14)
Diluted	(2.06)	(0.05)	(0.01)	(4.50)	(1.00)	(0.14)
Weighted average number of shares
Basic	423,707,654	424,587,819	424,587,819	423,692,650	424,521,907	424,521,907
Diluted	423,707,654	424,587,819	424,587,819	423,692,650	424,521,907	424,521,907

1 Starting from the fourth quarter of 2022, the Company updated the description of its revenue stream “advertising, marketing and other services” to “marketing and other services”, to provide more relevant and clear information. It also updated the revenue description in comparative periods to conform to the current classification.

[a] Including revenues from related party of RMB117 and RMB383 for the three months ended June 30, 2022 and 2023, respectively, and RMB134 and RMB709 for the six months ended June 30, 2022 and 2023, respectively.

[b] Including revenues from related party of RMB1,160 and RMB815 for the three months ended June 30, 2022 and 2023, respectively, and RMB2,332 and RMB1,628 for the six months ended June 30, 2022 and 2023, respectively.

[c] Including cost of promotion and acquisition from related party of RMB140 and nil for the three months ended June 30, 2022 and 2023, respectively, and RMB140 and RMB8 for the six months ended June 30, 2022 and 2023, respectively.

[d] Including cost of operation from related party of RMB97 and RMB295 for the three months ended June 30, 2022 and 2023, respectively, and RMB208 and RMB471 for the six months ended June 30, 2022 and 2023, respectively.

[e] Including expenses from related party of RMB251 and RMB256 for the three months ended June 30, 2022 and 2023, respectively, and RMB367 and RMB256 for the six months ended June 30, 2022 and 2023, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(35,942)	(941)	(132)	(88,979)	(21,708)	(2,994)
Add: Share-based compensation expenses	2,118	709	98	4,439	2,086	288
Investment impairment loss	7,823	-	-	7,823	-	-
Investment gain of deconsolidation of subsidiaries[4]	(6,149)	(7,057)	(973)	(6,149)	(7,057)	(973)
Non-GAAP adjusted net loss[2]	(32,150)	(7,289)	(1,007)	(82,866)	(26,679)	(3,679)
Add: Depreciation and amortization	1,289	1,134	156	2,724	2,216	306
Net interest expenses	1,583	(1,531)	(211)	2,904	(2,034)	(281)
Income tax benefits	(124)	(81)	(11)	(249)	(162)	(22)
Non-GAAP adjusted EBITDA[5]	(29,402)	(7,767)	(1,073)	(77,487)	(26,659)	(3,676)

4 In May 2023, the Group (Jianpu, its subsidiaries, and VIEs together are referred to as the “Group”.) entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”), which is one of the subsidiaries of the Group before the completion of the share transfer. During the second quarter of 2023, according to the share transfer agreement, the Group transferred 35.5% shares to the founder of Newsky Wisdom and consequently became a minority shareholder of Newsky Wisdom, and the Group no longer has control over Newsky Wisdom. The investment gain of RMB7.1 million was recognized in the second quarter of 2023 accordingly.

In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and RMB17.0 million was realized in the fourth quarter of 2022.

2 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.